SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32420; 812-14627

Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC; Notice of

Application

January 9, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Guardian Variable Products Trust (the "Trust"), a Delaware statutory trust registered

under the Act as an open-end management investment company with multiple series (each, a

"Subadvised Series"), and Park Avenue Institutional Advisers LLC, a Delaware limited liability

company registered as an investment adviser under the Investment Advisers Act of 1940 (the

"Adviser," and, together with the Trust, the "Applicants").

Filing Dates: The application was filed March 16, 2016, and amended on September 8, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 3, 2017,

and should be accompanied by proof of service on the Applicants, in the form of an affidavit or,

for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Richard T. Potter, The Guardian Life Insurance

Company of America, Law Department, H-23-G, Suite 300, 7 Hanover Square, New York, New

York 10004.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Holly

L. Hunter-Ceci, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

      1.   The Adviser will serve as the investment adviser to the Subadvised Series

pursuant to an investment management agreement with the Trust (the "Investment Management

Agreement").[1] The Adviser will provide the Subadvised Series with continuous investment management subject to the supervision of the Trust's board of trustees (the "Board"). The Investment Management Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Subadvised Series will remain vested in the Adviser. The Adviser will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval, to select certain Sub-Advisers[2] pursuant to sub-advisory agreements (each, a "Sub-Advisory Agreement" and collectively, the Sub-Advisory Agreements") and materially amend Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act. Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a

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[1]   Applicants request relief with respect to the Applicants, any existing or future series of the Trust (the "Series"), and any Subadvised Series. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   The requested relief will extend to certain advisers that meet the definition of "wholly-owned subsidiary" in section 2(a)(43) of the Act ("Wholly-Owned Sub-Advisers") and certain other advisers that are not "affiliated persons" (as such term is defined in section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as sub-adviser to one or more Series (each, a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers"). The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an "affiliated person" (as such term is defined in section 2(a)(3) of the 1940 Act) of the Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (each, an "Affiliated Sub-Adviser" and collectively, the "Affiliated Sub-Advisers").

percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreement will remain subject to shareholder approval, while the role of the Sub-Advisers will be substantially equivalent to the role of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised

Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary